Exhibit 77D - DWS Global Commodities Stock
Fund, Inc.

At a meeting held on May 5, 2009, the Board of Directors of DWS Global Commodities Stock Fund,
Inc. (the "Fund"), approved a proposal to adopt, as a non-fundamental policy, for the Fund a securities lending policy whereas the Fund may not lend portfolio securities in an amount greater than 33
1/3% of its total assets.



E:\Electronic Working Files\NSAR\2009\06-30-09\DWS Global
Commodity Stock Fund (annual)\03-Exhibits\77D Global Commodities
- securities lending policy.doc